UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the Meten Holding Group Ltd. 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders (the “Meeting”) of Meten Holding Group Ltd. (the “Company”) held at 9:30 a.m. EST on June 28, 2022, the shareholders of the Company adopted ordinary resolutions approving all of the four proposals considered at the Meeting. A total of 5,572,092 votes, representing 48.85% of the votes exercisable as of June 3, 2022, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	To remove Guangqing Sun as a director of the Company (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One: Removal of Guanqing Sun	2,805,932	23,489	20,986
Percentage of Voted Shares:	99.16%	0.83%

2.	To elect Ye Ren as a director of the Company (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two: Election of Ye Ren	2,801,225	27,477	21,705
Percentage of Voted Shares:	99.02%	0.97%

3.	To increase the Company’s authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three: Increase of the Company’s authorized share capital	4,835,997	708,896	27,199
Percentage of Voted Shares:	87.21%	12.78%

4.	To ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm and authorize the board of directors to determine Audit Alliance LLP’s remuneration (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four: Ratification of the appointment of Audit Alliance LLP and authorization to determine its remuneration	5,443,390	72,485	56,217
Percentage of Voted Shares:	98.68%	1.31%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2022

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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